Exhibit 99.1

Silicon Motion Technology Corporation Issues Statement Regarding US ITC Non-Infringement Ruling

TAIPEI, Taiwan, April 14, 2009 — Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, was informed that the Administrative Law Judge of the United States International Trade Commission (“US ITC”) had issued an initial determination that Silicon Motion flash memory controllers and products containing these Silicon Motion controllers (the “Products”) did not infringed the patent of SanDisk Corporation (“SanDisk”).

In October 2007, SanDisk filed a complaint in the US ITC against 25 companies, including Silicon Motion. SanDisk claimed that the Products infringed specific SanDisk patents. The final determination of the US ITC is anticipated to be delivered in August 2009.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s updated expected first quarter 2009 guidance, revenue, gross margin and operating expense, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these revised estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter. Forward-looking statements also include, without limitation, statements regarding trends and developments in the global economic market affecting our business, the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on

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them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers or the ability of any of our customers to pay us in a timely fashion; integration of our recently announced acquisitions, general economic conditions, including recent developments with regard to the global economic downturn or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; transitions made from one generation of products to another within the industries that we operate; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2008. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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Investor Contact:	Investor Contact:
Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com

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